

February 5, 2014

<u>Via E-mail</u>
Ms. Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.
Unit 15A, Plaza Sanhe
No. 121Yanping Road
JingAn District, 200042 Shanghai
Peoples Republic of China

      Re: **REDtone Asia, Inc.**
               Form 10-K for the Year Ended May 31, 2013
               Filed September 13, 2013
               Form 10-Q for the quarterly period ended November 30, 2013
               Filed January 15, 2014
               File No. 333-129388

Dear Ms. Ng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended May 31, 2013</u>

<u>Business of the Issuer, page 5</u>

1. Include an organizational chart depicting your corporate structure. Please differentiate share ownership from control due to contractual arrangements in your diagram. If any related party or affiliate owns shares in a variable interest entity, please include that person in the chart and identify the relationship with the Company.

Management's Discussion and Analysis, page 11

2. We note that you have experienced material declines in revenues on a comparative quarterly basis for the last five consecutive quarters ending November 30, 2013. We also note that you have attributed these declines to various causes such as: lower consumption from the mass market, decreased call traffic in your consumer voice business, "intense price competition in Telecommunication market" and to change of business strategy in QBA (prepaid shopping-card services). Please revise as required by Item 303(a)(3)(ii) of Regulation S-K to include a robust discussion of the known trends and uncertainties in your operating results. Where these changes are attributable to combinations of diverse factors, as they appear to be in your revenues, this discussion should include disclosure of the quantitative contribution of each underlying material factor. See Financial Reporting Codification § 501.04 and § 501.05.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 15

3. We note from the third paragraph of page 16 that you have not completed the review required by Section 404 of Sarbanes-Oxley of your internal control systems. Please revise to clarify that you are delinquent in complying with Item 308 of Regulation S-K. In this regard, tell us how you determined that your disclosure controls and procedures were effective in the absence of your compliance with Item 308 of Regulation S-K.

Change in internal controls, page 16

4. Please revise to include the report of management on your internal controls over financial reporting required by Item 308 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, Page 19

5. We note your disclosure that "[d]uring the fiscal year ended May 31, 2013 and 2012, there were not related transactions between the Company and the directors." Please clarify your disclosure to address transactions with any related parties in addition to the Company's directors, such as the 2012 $2.1 million payment to a related company disclosed in the Statements of Cash Flow on page F-5. Please review Regulation S-K Item 404(d) to ensure appropriate disclosure.

Financial Statements

Reports of Independent Registered Public Accountants, page F-1

6. Please include reports of independent registered public accountants that clearly identify the financial statements in this Form 10-K upon which the auditors are opining.

Note 1 – Organization and Principal Activities, page F-6

7. Please expand the disclosure of your VIEs to provide the information required by ASC 810-50-2AA and ASC 810-50-3.

(c) Accounts receivable, page F-7

8. It appears from your financial statements for the year ended May 31, 2013 and for the quarter ended August 31, 2013 that you have made no provision for estimated uncollectible trade receivables in light of the substantial slowdown in the collection of your accounts receivable since May 31, 2012. Please explain. Please also revise your financial statement disclosure to disclose the amounts of your allowance for doubtful accounts at each balance sheet date. Disclose your methodologies for estimating your allowance for doubtful accounts.

Note 16 – Segment Analysis, page F-16

9. We note from the tabular segment disclosure on page F-16 of this Form 10-K and page 14 of your August 31, 2013 Form 10-Q that your prepaid business solutions segment has reported operating losses for the last two years ended May 31, 2013 and 2012 and for the three months ended August 31, 2013. Describe for us the assets included in this segment and describe for us your consideration as to whether or not those assets were impaired.

10. In this regard please expand Management's Discussion and Analysis to discuss the impact your operating segments had on your business as a whole. For example: the second paragraph of page 17 attributes an approximate $0.6 million decline in your revenues to lower mass market consumption, a decline that appears to approximate the revenue decline in your prepaid business solutions operating segment. Please also address any material seasonality in your business in accordance with Item 303(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended November 30, 2013

Financial Statements

Note 8 – Amount Due From/(To) related Companies, page 11

11. In your letter to the Staff dated August 19, 2011 and the related amended February 28, 2011 Form 10-Q, filed on August 19, 2011, you represented to us that the approximate $1.2 million then due to you as of May 31, 2010 and August 31, 2011 from Redtone Technologies Sdn. Bhd (your former parent and current related company under common control) was "expected to be repaid within three to five years". It appears from Note 8 on page 11 of your November 30, 2013 Form 10-Q that your expectations for repayment

have receded as much as three and a half years as you now "expected to be repaid within three to five years" from November 30, 2013. Please clarify and tell us your consideration of whether or not such amounts remitted to an affiliate under the common control of your parent company represent a reduction of your equity capital. Tell us also of your consideration of the guidance of Staff Accounting Bulletin Topic 4G given the lack of definitive repayment terms for these receivables and the control inherent in that relationships between the parties and their common parent. We note that the amounts due approximated $3.3 million at November 30, 2013 and May 31, 2013.

Management's Discussion and Analysis, page 15

12. We note from the segment disclosure on page 14 of your November 30, 2013 From 10-Q that your prepaid business solutions segment's interim revenues for the six months ended August 31, 2013 and 2012 were both less than 4% of your total reported revenues for this segment for the year ended May 31, 2013. Tell us and discuss in Management's Discussion and Analysis any seasonal aspects to your business as required by Instruction 5 to Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney-Advisor, at (202) 551-3208, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director